August 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Madeleine Mateo and Susan Block

Re:	Calculator New Pubco, Inc.
Amendment No. 2 to
Registration Statement on Form S-4
Filed July 27, 2023
File No. 333-271665

Dear Ms. Mateo and Ms. Block:

On behalf of Calculator New Pubco, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated August 8, 2023 (the “Comment Letter”) with respect to the above referenced Amendment No. 2 to the Registration Statement on Form S-4, filed by the Company on July 27, 2023.

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3 to the Registration Statement.

Amendment No. 2 to Form S-4 filed July 27, 2023

Background of the Business Combination, page 107

1.	We note your response to our prior comment 2 and reissue in part. Please revise to provide a timeline and discussion of how the negotiations with Wilson-Davis and Commercial Bancorp came about in regards to this business combination, including when the negotiations started.

Response: In response to the Staff’s comment, the disclosure on pages 107 to 108 of Amendment No. 3 to the Registration Statement has been revised.

August 10, 2023

Unaudited Prospective Financial Information of the Company, page 110

2.	We note your disclosure that the CB Closing is subject to certain conditions including stockholder approval and receipt of certain regulatory approvals. We also note your disclosure that you have determined that the CB Merger is not probable due to, among other factors, substantial uncertainty regarding receipt of regulatory approval of the CB Merger. Please address these conditions and uncertainties in relation to your statement that you believe that Commercial Bancorp can be replaced with a substantially similar alternative acquisition, if necessary. Please also make similar disclosures in your risk factor discussion on page 58. To the extent practicable, please discuss the level of risk and difficulty of being able to acquire any such other FDIC institution, given the potential need of regulatory approval. Explain such risks in relation to your statement that while AtlasClear needs an institution that can carry funds greater than FDIC insurance limits, this can be any FDIC institution that can hold funds of the qualified accounts (profit sharing and IRA).

Response: In response to the Staff’s comment, the disclosure on pages 58 and 114 of Amendment No. 3 to the Registration Statement has been revised.

3.	We note your response to our prior comment 6 that, among other changed assumptions, your updated projections include more conservative assumptions used in Wilson-Davis' projections. We also note your disclosure of additional material assumptions starting on page 114 and that some of these assumptions are not consistent with historical performance. For example, you state that Wilson-Davis has only had one correspondent while the projections include a growth from one to five correspondents from year 1 to year 2. Please briefly discuss here the assumptions that are not consistent with historical performance, including how you will be able to add the number of brokers from year to year. Please also further explain how the updated projections reflect a longer period to implement the Company's business goals.

Response: In response to the Staff’s comment, the disclosure on pages 115 to 116 of Amendment No. 3 to the Registration Statement has been revised.

August 10, 2023

4.	We note your response to our prior comments 5 and 6 and reissue in part. Please explain why you decided to include 5 years of projections, given these companies have not yet operated together as a combined entity. Please explain the basis for including projections beyond the third year and explain if the assumptions are largely based on growth rates and why those growth rates are reasonable.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 111. In addition, the Company believes that it is required to include in the Registration Statement projections for 5 years because such projections were provided to the Quantum Board in considering whether to approve the transaction.

5.	We note that your initial projections show a generally lower percentage growth compared to your updated projections from year 2 to year 5. Please summarize how the adjustments made in your updated projections resulted in a generally higher percentage growth.

Response: In response to the Staff’s comment, the disclosure on page 114 of Amendment No. 2 to the Registration Statement has been revised.

Broker Workstation Revenues, page 114

6.	We note your disclosure that the Company believes that revenue assumptions per broker and client are comparatively in line with, or conservative, as compared to historical performance. Please also disclose if the number of new brokers per year is consistent with historical performance. If it is not consistent with historical performance, please explain why you believe it is appropriate to include the projection.

Response: In response to the Staff’s comment, the disclosure on page 115 of Amendment No. 2 to the Registration Statement has been revised.

Clearing and Execution Revenues, page 114

7.	Please further explain the opportunities to increase correspondents and revenues attained per correspondent. Disclose how the company plans to utilize these opportunities to achieve the projections. Provide the factors or contingencies that would affect this projection from ultimately materializing.

Response: In response to the Staff’s comment, the disclosure on page 116 of Amendment No. 3 to the Registration Statement has been revised.

August 10, 2023

8.	We note that the percent growth per annum increases from 2% to 22.5% from year 2 to year 3. Please explain the basis for this expected growth.

Response: In response to the Staff’s comment, the disclosure on page 116 of Amendment No. 3 to the Registration Statement has been revised.

9.	We note your disclosure that Commercial Bancorp's overall business has been limited due to hiring constraints. Please further explain the basis for your belief that the projections show a reasonable increase in sales and other administrative personnel needed to grow the business. Please make similarly clarifying disclosures in your Securities AFS Revenues section on page 116 and Costs section starting on page 116. Provide the basis for the increase of percent growth of loan portfolio from 2.5% in year 2 to 5% in year 3. Please discuss the factors or contingencies that would affect this projection from ultimately materializing.

Response: In response to the Staff’s comment, the disclosure on pages 117 to 118 of Amendment No. 3 to the Registration Statement has been revised.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc:        Robert McBey – Chief Executive Officer